Exhibit 12.1

HYDROGENICS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in US thousands of dollars)

	Year Ended December 31,					Nine Months Ended September 30,	Adjusted Nine Months Ended September 30,(1)
	2004	2005	2006	2007	2008	2009	2009

Loss before income taxes	(33,455)	(37,374)	(130,939)	(28,046)	(14,203)	(15,429)	(15,596)

Fixed charges:

Interest expense	84	36	56	52	17	9	9

Rentals:
Buildings (30%)	348	443	401	467	452	354	354
Autos and Trucks (30%)	6	34	62	60	40	37	37
Office and other equipment (30%)	43	89	116	109	69	41	41

Total fixed charges	397	566	579	636	561	432	432

Ratio of earnings to fixed charges	—(2)	—(2)	—(2)	—(2)	—(2)	—(2)	—(2)

(1)          As adjusted to give effect to the proceeds received in connection with the completion of the non-dilutive financing transaction involving Algonquin Power Income Fund on October 27, 2009, net of transaction-related expenses.

(2)          Due to the losses in each period, the ratio coverage was less than 1:1. Hydrogenics Corporation must generate additional earnings in each period presented (as articulated in the table below) in order to achieve a coverage ratio of 1:1.

	Year Ended December 31,					Nine Months Ended September 30,	Adjusted Nine Months Ended September 30,(1)
	2004	2005	2006	2007	2008	2009	2009

Additional earnings required in order to achieve coverage ratio of 1:1	33,852	37,940	131,518	28,682	14,764	15,861	16,028

(1)          As adjusted to give effect to the proceeds received in connection with the completion of the non-dilutive financing transaction involving Algonquin Power Income Fund on October 27, 2009, net of transaction-related expenses.